Exhibit 12.1
Safeguard Scientifics, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Six Months Ended June 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Net income (loss) from continuing operations before income taxes	$23,971	$(35,525)	$(39,362)	$110,597	$26,609	$66,784
Adjusted for equity (income) loss	(3,633)	12,607	26,517	(142,457)	22,334	23,227
Plus: fixed charges	2,288	4,495	5,824	6,147	5,903	3,423

Adjusted earnings	$22,626	$(18,423)	$(7,021)	$(25,713)	$54,846	$93,434

Fixed charges:
Interest expense (1)	$2,192	$4,303	$5,636	$5,971	$5,737	$3,164
Portion of rental expense representative of the interest factor	96	192	188	176	166	259
Total fixed charges	$2,288	$4,495	$5,824	$6,147	$5,903	$3,423
Ratio of earnings to fixed charges	9.9	—	—	—	9.3	27.3

Deficiency of earnings to cover fixed charges	$—	$22,918	$12,845	$31,860	$—	$—

(1)	Includes interest expense from both continuing operations and discontinued operations, amortization of debt issuance costs and amortization of debt discount.